FORM 4

[ ] Check this box if no longer                U.S. SECURITIES AND EXCHANGE COMMISSION
    subject to Section 16. Form                        Washington, D.C. 20549
    4 or Form 5 obligations may
    continue.  See Instruction 1(b).        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Goldberg     Lawrence                       Activision, Inc. (ATVI)                           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
  c/o Activision, Inc.                         Number of Reporting     Month/Year             Executive Vice President
  3100 Ocean Park Boulevard                    Person (voluntary)      March 2001             and Chief Corporate Officer
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Santa Monica      California       90405                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

>
                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, par value         3/15/01        M          5,000      A     $10.00
$.000001 per share

Common Stock, par value         3/15/01        S          5,000      D     $23.50
$.000001 per share

Common Stock, par value         3/16/01        M          6,690      A     $10.875
$.000001 per share

Common Stock, par value         3/16/01        S          6,690      D     $23.25
$.000001 per share

Common Stock, par value         3/16/01        M          3,310      A     $10.00
$.000001 per share

Common Stock, par value         3/16/01        S          3,310      D     $23.25
$.000001 per share

Common Stock, par value         3/23/01        M         20,000      A     $10.5625
$.000001 per share

Common Stock, par value         3/23/01         S         20,000      D     $23.8125        1,677            D
$.000001 per share

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                          (Print or Type Responses)
                                                             Page 1 of 2

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         (A)          (D)     able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Employee Stock Options                   $10.00        3/15/01     M                           5,000     5/15/97       5/15/07

Employee Stock Options                   $10.875       3/16/01     M                           6,690     4/1/98        4/1/07

Employee Stock Options                   $10.00        3/16/01     M                           3,310     5/15/97       5/15/07

Employee Stock Options                   $10.5625      3/23/01     M                          20,000     3/4/00(1)     3/4/09

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Employee Stock Options    Common Stock           5,000        $10.00

Employee Stock Options    Common Stock           6,690        $10.875

Employee Stock Options    Common Stock           3,310        $10.00

Employee Stock Options    Common Stock           20,000       $10.5625       283,682               D

Explanation of Responses

(1)  The options vest in three equal annual installments beginning on 3/4/00.

                                                                                /s/ Lawrence Goldberg               4/10/01
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                                                             Page 2 of 2